Exhibit 99.2

FinVolution Group Announces Dividend Increase to US$0.306 per American Depositary Share, Up 10.5% Year-Over-Year

-Represents approximately 20.5% payout ratio of Net Income for FY 2025-

-Marks eighth consecutive year of dividend declaration-

SHANGHAI, March 16, 2026 /PRNewswire/ — FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform across China and international markets, today announced that its board of directors (the “Board”) has approved a cash dividend of US$0.306 per American Depositary Share, which represents a payout ratio of approximately 20.5% of the Company’s net income for fiscal year 2025. The dividend is expected to be distributed on or around May 7, 2026 to shareholders of record as of the close of business on April 16, 2026.

The decision to distribute dividends, and the amount of any such dividend payments, is made at the Board’s discretion based on the Company’s operations, earnings, cash flows, financial condition and other relevant factors.

For fiscal year 2025, the Company’s distributions to shareholders will total approximately US$181.7 million, consisting of US$107.2 million in share repurchases and US$74.5 million in dividends, representing a total payout ratio of approximately 50.0%.

Mr. Shaofeng Gu, Chairman of the Board of FinVolution, commented, “We are pleased to declare dividends for the eighth consecutive year, underscoring our unwavering commitment to shareholder returns. The fiscal year 2025 distribution reflects this dedication to creating long-term value, and we will continue to build on this track record of strong and consistent shareholder returns.”

Mr. Tiezheng Li, Vice Chairman of the Board and Chief Executive Officer of FinVolution commented, “Our Local Excellence, Global Outlook Strategy continues to drive robust performance across our core China market and accelerating international operations, fueling sustainable, high-quality growth. The strong execution of our capital return program underscores our confidence in our business outlook and our unwavering commitment to sharing the rewards of our growth with shareholders.”

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition across China and international markets, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December 31, 2025, the Company had 239.6 million cumulative registered users across China and international markets.

For more information, please visit https://ir.finvgroup.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Capital Markets

Yam Cheng

Tel: +86 (21) 8030 3200 Ext. 8601

Email: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Email: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com